EXHIBIT 99.1

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to: (1) the reference to our name and description of our role in the valuation process of the real estate properties of Steadfast Apartment REIT, Inc. (the “Company”) being included in the Company’s Annual Report on Form 10-K, to be filed on the date hereof (the “Form 10-K”) and (2) the inclusion in the Form 10-K that the total appraised value of the Company’s real estate properties of $1.31 billion represents the sum of the appraised values of each of the Company’s real estate investments contained in the individual property appraisal reports provided by us to the Company as of the date of each such report.

March 29, 2016

/s/ CBRE Capital Advisors, Inc.
CBRE Capital Advisors, Inc.